UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

May 5, 2010

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address and telephone number, including area code, of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports First Quarter 2010 Results and Declares Quarterly Dividend,” dated May 5, 2010.

Exhibit

1.	Press Release dated May 5, 2010

Exhibit 1

Textainer Group Holdings Limited Reports First Quarter 2010 Results and

Declares Quarterly Dividend

Increases dividend by 4.3% to $0.24 per Common Share

First Quarter 2010 Highlights

•	Paid a $0.23 per common share dividend on March 3, 2010 to all shareholders of record as of February 22, 2010;

•

Declared a dividend increase of 4.3% to $0.24 per common share, payable on May 26, 2010 to all shareholders of record as of May 17, 2010, increasing total dividends declared since the October 2007 IPO to $2.48 per common share;

•	Recorded net income attributable to Textainer Group Holdings Limited common shareholders of $24.2 million, or $0.50 per diluted common share, for the first quarter;

•

Recorded net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net(1) of $25.5 million, or $0.52 per diluted common share, for the first quarter;

•	Fleet utilization averaged 90.1% for the first quarter and currently stands at 94.9%, which is an improvement of 6.1% from the week ended December 31, 2009; and

•	Ordered more than 70,000 Twenty-Foot Equivalent Units (“TEU”) of new containers for delivery in the first half of 2010, representing more than $150.0 million of capital expenditures.

HAMILTON, Bermuda, May 5, 2010 (BUSINESS WIRE) — Textainer Group Holdings Limited (NYSE:TGH) (“Textainer”, the “Company”, “we” and “our”), the world’s largest lessor of intermodal containers based on fleet size, today reported results for the first quarter ended March 31, 2010.

Total revenue for the quarter was $69.2 million, which was an increase of $9.6 million, or 16%, compared to $59.6 million for the prior year quarter. EBITDA(1) for the quarter was $45.7 million, which was an increase of $3.5 million, or 8%, compared to $42.2 million for the prior year quarter.

Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net(1) for the quarter was $25.5 million, which was an increase of $5.7 million, or 29%, compared to $19.8 million for the prior year quarter. Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net(1) for the quarter was $0.52 per share, which was an increase of $0.11 per share, or 27%, compared to $0.41 per share for the prior year quarter.

Net income attributable to Textainer Group Holdings Limited common shareholders for the quarter was $24.2 million, which was an increase of $3.3 million, or 16%, compared to $20.9 million for the prior year quarter. Included in net income before income tax and noncontrolling interest for the quarter ended March 31, 2009 was a gain on early extinguishment of debt of $3.1 million from the Company’s repurchase of outstanding debt. Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share for the quarter was $0.50, which was an increase of 14% from the $0.44 per share for the prior year quarter.

John A. Maccarone, President and Chief Executive Officer of Textainer, commented, “Textainer posted solid results in the first quarter of 2010. Importantly, with more than 70% of the Company’s fleet committed to long-term leases, we were able to achieve an average utilization rate of 90.1% for the three months ended March 31, 2010. In addition to our strong utilization, we continue to benefit from successful execution of our growth strategy. By taking advantage of attractive market opportunities throughout the 2009 global economic recession, we increased our strategic presence in the refrigerated container business, purchased containers for trading, and entered into purchase-leaseback transactions with shipping lines. These multiple transactions were all accretive to earnings in the first quarter of 2010 and we expect that they will further expand our earnings power in the future.”

Mr. Maccarone concluded, “In seeking to capitalize on additional growth opportunities that strengthen our industry leadership, we have ordered 70,000 TEU of new containers that are scheduled for delivery in the first half of 2010. Based upon our strong quarterly performance combined with our favorable growth prospects and balance sheet strength, Textainer’s Board declared a dividend of $0.24 per common share for the three months ended March 31, 2010. Our first quarter 2010 dividend represents an increase of 4.3% from the Company’s previous quarterly payout and continues our record of stable or increasing dividends. This marks the fourth increase since our IPO in October 2007. In maintaining our commitment to provide shareholders with sizeable dividends, we have now declared cumulative dividends of $2.48 per common share since going public.”

Outlook

Industry

On April 6, 2010, Lloyd’s List reported that Clarkson Research has revised its forecast for the year and now expects container trade to expand by 7.5%. This is an upward revision from its February projection of 5.5% and follows last year’s decline of almost 10%. Alphaliner, a shipping consulting firm, is even more positive about the prospects for container trade in 2010, with the firm anticipating growth of 10% as a result of increasing demand for Asian exports. Clarkson also mentioned that as of mid-April the idle container vessel fleet, at around 7.5% of the current fleet by capacity, dropped below 9% for the first time since February 2009, due in part to super slow steaming. The use of super slow steaming is becoming increasingly common on longer trade routes and consumes approximately 5-7% more containers for the same amount of cargo.

While container manufacturers have resumed production following the most challenging year in the history of containerized shipping, they are still experiencing difficulties in restoring capacity after losing a majority of their skilled laborers during the long shutdown that began at the end of 2008. As a result, we estimate that total new production orders through April delivery were only about 370,000 TEU, of which lessors accounted for approximately 65%. As production levels are expected to remain low, combined with the anticipated retirement of older containers, we believe there is now a shortage of containers.

Textainer’s Operations

Textainer’s utilization continues to improve dramatically due to (1) significantly higher container trade volumes, (2) the impact of super slow steaming, and (3) low volumes of new container production. For the week ended April 30, 2010, utilization was 94.9%, which represents a 6.1% improvement from the 88.8% utilization for the week ended December 31, 2009. As of April 30, 2010, open bookings, which are containers that have been ordered and are ready to be picked up by customers, were equivalent to another 3.0% utilization, for a “booked” utilization of about 98%. This is a positive sign for our business outlook, as open bookings serve as a leading indicator of our forward utilization rates. Of note, we have successfully increased rates for some of our leases and improved redelivery schedules in most cases. For Textainer, every 1% improvement in utilization equates to approximately $4.4 million in annual pre-tax income, and every $0.01 improvement in lease rates equates to approximately $3.3 million in annual pre-tax income.

Strategic Focus

Textainer has ordered 70,000 TEU of new production (including 1,900 TEU of refrigerated containers) for delivery through June 2010, among which over 66,000 TEU (94%) has been committed to long-term leases. We currently have space reserved for more than 100,000 TEU for production in the second half of 2010, although we are not committed to purchase this amount if market conditions are not supportive. If the market remains strong, we believe 2010 could become Textainer’s largest new production year in its history.

With more than $280 million in available liquidity and a low debt-to-equity ratio of 1.1:1, Textainer’s financial position remains strong. We are discussing the renewal of our secured debt facility, which has a conversion date of July 2, 2010, and believe we will obtain acceptable, yet more costly, terms. Going forward, we intend on continuing to pursue opportunities in accretive acquisitions, purchase-leasebacks, trading deals and the purchase of containers we currently manage.

Dividend

On May 3, 2010, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.24 per share on Textainer’s issued and outstanding common shares, payable on May 26, 2010 to shareholders of record as of May 17, 2010. This dividend is an increase of $0.01 per share from the prior quarter and will be the eleventh consecutive quarterly dividend since Textainer’s October 2007 initial public offering. Combined, these dividends have averaged 50% of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net(1) during this period. The current dividend represents 45% of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net(1) for the first quarter. Historically, Textainer has paid about 50% of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net(1) in dividends, but the board of directors takes a fresh view every quarter and sets the dividend subject to various factors including cash needs for opportunities that may be available to us.

Investors’ Webcast

Textainer will hold a conference call and a Webcast with an accompanying slide presentation at 11:00 a.m. EDT on Wednesday, May 5, 2010 to discuss Textainer’s 2010 first quarter results. An archive of the Webcast will be available one hour after the live call through May 5, 2011. For callers in the U.S. the dial-in number for the conference call is 877-303-9078; for callers outside the U.S. the dial-in number for the conference call is 970-315-0455. To access the live Webcast or archive, please visit Textainer’s website at http://www.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. We have a total of 1.5 million containers, representing over 2.2 million TEU, in our owned and managed fleet. We lease containers to more than 400 shipping lines and other lessees. We lease dry freight containers, which are by far the most common of the three principal types of intermodal containers, as well as specialized and refrigerated containers. We have also been one of the largest purchasers of new containers among container lessors over the last 10 years. We are one of the largest sellers of used containers, having sold more than 100,000 containers last year to more than 1,000 customers. We provide our services worldwide via a network of regional and area offices and independent depots.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding (i) Textainer’s expectation that multiple transactions that it took advantage of during 2009 and that were all accretive to earnings in the first quarter of 2010 will further expand its earnings power in the future; (ii) Clarkson Research’s forecast that container trade will expand by 7.5% for the year; (iii) Alphaliner’s anticipation that container trade in 2010 will grow 10% as a result of increasing demand for Asian exports; (iv) Textainer’s belief that there is now a shortage of containers due to expected low production levels combined with the anticipated retirement of older containers; (v) Textainer’s belief that, if the market remains strong, 2010 could become Textainer’s largest new production year in its history; (vi) Textainer’s belief that when it extends its secured debt facility that it will obtain acceptable, yet more costly, terms and (vii) Textainer’s intention to continue to pursue accretive acquisitions, purchase-leasebacks, trading deals and the purchase of containers it current manages. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the risk that the current global financial crisis and global recession may adversely affect our business, financial condition and results of operations, including the risk that the current global financial crisis and global recession may delay or prevent Textainer’s customers from making payments; the risk that gains and losses associated with the disposition of equipment may fluctuate; Textainer’s ability to finance the continued purchase of containers; the demand for leased containers depends on many political and economic factors beyond Textainer’s control; lease and freight rates may decline; the demand for leased containers is partially tied to international trade; Textainer faces extensive competition in the container leasing industry; the international nature of the container shipping industry exposes Textainer to numerous risks; acquisitions involve a number of risks and present financial, managerial and operational challenges; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information — Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Mr. Tom Gallo, 415-658-8227

Investor Relations Director

ir@textainer.com

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

March 31, 2010 and December 31, 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2010	2009
Assets
Current assets:
Cash and cash equivalents	$56,056	$56,819
Accounts receivable, net of allowance for doubtful accounts of $8,068 and $8,347 in 2010 and 2009, respectively	57,125	68,896
Net investment in direct financing and sales-type leases	18,280	17,225
Containers held for sale	8,994	11,027
Prepaid expenses	1,646	1,785
Deferred taxes	1,457	1,463
Due from affiliates, net	1	126

Total current assets	143,559	157,341
Restricted cash	14,132	6,586
Containers, net of accumulated depreciation of $341,206 and $343,513 at 2010 and 2009, respectively	1,053,960	1,061,866
Net investment in direct financing and sales-type leases	75,708	63,326
Fixed assets, net of accumulated depreciation of $8,496 and $8,512 at 2010 and 2009, respectively	1,861	1,986
Intangible assets, net of accumulated amortization of $22,689 and $20,897 at 2010 and 2009, respectively	64,875	66,692
Interest rate swaps	135	731
Other assets	1,306	1,495

Total assets	$1,355,536	$1,360,023

Liabilities and Equity
Current liabilities:
Accounts payable	$8,512	$9,078
Accrued expenses	7,588	9,740
Container contracts payable	14,491	13,140
Deferred revenue	7,252	7,948
Due to owners, net	13,172	14,141
Secured debt facility	22,988	16,500
Bonds payable	51,500	51,500

Total current liabilities	125,503	122,047
Revolving credit facility	97,000	79,000
Secured debt facility	283,062	313,021
Bonds payable	214,054	226,875
Deferred revenue	8,379	11,294
Interest rate swaps	9,975	8,971
Income tax payable	18,282	18,656
Deferred taxes	7,383	6,894

Total liabilities	763,638	786,758

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 48,005,013 and 47,760,771 at 2010 and 2009, respectively	480	478
Additional paid-in capital	173,136	170,497
Accumulated other comprehensive loss	(157)	(111)
Retained earnings	342,653	329,449

Total Textainer Group Holdings Limited shareholders’ equity	516,112	500,313
Noncontrolling interest	75,786	72,952

Total equity	591,898	573,265

Total liabilities and equity	$1,355,536	$1,360,023

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Income

Three Months Ended March 31, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2010	2009
Revenues:

Lease rental income	$49,581	$49,095
Management fees	6,408	5,844
Trading container sales proceeds	3,812	2,265
Gains on sale of containers, net	5,158	2,680
Gains (losses) on sales-type leases, net	4,240	(303)

Total revenues	69,199	59,581

Operating expenses:

Direct container expense	9,376	7,822
Cost of trading containers sold	2,983	2,003
Depreciation expense	12,843	11,152
Amortization expense	1,577	1,610
General and administrative expense	5,348	5,325
Short-term incentive compensation expense	766	595
Long-term incentive compensation expense	2,075	841
Bad debt (recovery) expense, net	(276)	667

Total operating expenses	34,692	30,015

Income from operations	34,507	29,566

Other income (expense):

Interest expense	(2,654)	(3,300)
Gain on early extinguishment of debt	—	3,100
Interest income	8	34
Realized losses on interest rate swaps and caps, net	(2,753)	(3,903)
Unrealized (losses) gains on interest rate swaps, net	(1,600)	1,329
Gain on lost military containers, net	242	139
Other, net	(63)	(271)

Net other expense	(6,820)	(2,872)

Income before income tax and noncontrolling interest	27,687	26,694
Income tax expense	(614)	(2,156)

Net income	27,073	24,538
Less: Net income attributable to the noncontrolling interest	(2,834)	(3,627)

Net income attributable to Textainer Group Holdings Limited common shareholders	$24,239	$20,911

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.51	$0.44
Diluted	$0.50	$0.44

Weighted average shares outstanding (in thousands):
Basic	47,966	47,761
Diluted	48,763	47,763

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Three months Ended March 31, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Three Months Ended March 31,
	2010	2009
Cash flows from operating activities:
Net income	$27,073	$24,538

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	12,843	11,152
Bad debt (recovery) expense, net	(276)	667
Unrealized losses (gains) on interest rate swaps, net	1,600	(1,329)
Amortization of debt issuance costs	512	623
Amortization of intangible assets	1,577	1,610
Amortization of acquired above-market leases	240	368
Amortization of deferred revenue	(1,813)	—
Amortization of unearned income on direct financing and sales-type leases	(1,763)	(1,798)
Gains on sale of containers and lost military containers, net	(5,400)	(2,819)
(Gains) losses on sales-type leases, net	(4,240)	303
Gain on early extinguishment of debt	—	(3,100)
Share-based compensation expense	2,193	814
Changes in operating assets and liabilities	10,482	1,641

Total adjustments	15,955	8,132

Net cash provided by operating activities	43,028	32,670

Cash flows from investing activities:
Purchase of containers and fixed assets	(31,469)	(5,847)
Proceeds from sale of containers and fixed assets	17,389	12,718
Receipt of principal payments on direct financing and sales-type leases	6,658	6,249

Net cash used in (provided by) investing activities	(7,422)	13,120

Cash flows from financing activities:
Proceeds from revolving credit facility	18,000	—
Principal payments on revolving credit facility	—	(50,000)
Proceeds from secured debt facility	8,000	57,000
Principal payments on secured debt facility	(31,500)	(31,500)
Principal payments on bonds payable	(12,875)	(14,500)
Purchase of bonds payable	—	(3,022)
(Increase) decrease in restricted cash	(7,546)	2,678
Issuance of common shares	644	—
Debt issuance costs	(11)	(20)
Dividends paid	(11,035)	(10,985)

Net cash used in financing activities	(36,323)	(50,349)

Effect of exchange rate changes	(46)	(70)

Net decrease in cash and cash equivalents	(763)	(4,629)
Cash and cash equivalents, beginning of the year	56,819	71,490

Cash and cash equivalents, end of period	$56,056	$66,861

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Non-GAAP Reconciliation of Net Income to EBITDA and Net Income to Net Income

Excluding Unrealized Losses (Gains) on Interest Rate Swaps, Net

Three Months Ended March 31, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1) The following is a reconciliation of net income to EBITDA, a reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders to net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net and a reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net for the three months ended March 31, 2010 and 2009. EBITDA (defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized losses (gains) on interest rate swaps and caps, net, income tax expense, net income attributable to the noncontrolling interest, depreciation and amortization expense and the related impact on net income attributable to the noncontrolling interest), net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net (defined as net income attributable to Textainer Group Holdings Limited common shareholders before unrealized losses (gains) on interest rate swaps, net and the related impact on income tax expense and net income attributable to the noncontrolling interest) and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net (defined as net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before unrealized losses (gains) on interest rate swaps, net and the related impact on income tax expense and net income attributable to the noncontrolling interest) are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net are presented solely as supplemental disclosures. Management believes that EBITDA may be a useful performance measure that is widely used within our industry and net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net may be a useful performance measure because Textainer intends to hold its interest rate swaps until maturity and over the life of an interest rate swap held to maturity the unrealized losses (gains) will net to zero. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison. Management also believes that net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net are useful in evaluating our operating performance because unrealized losses (gains) on interest rate swaps, net is a noncash, non-operating item. We believe EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net provides useful information on our earnings from ongoing operations. We believe that EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•

Although depreciation is a noncash charge, the assets being depreciated may be replaced in the future, and neither EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net or net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended March 31,
	2010	2009
	(Dollars in thousands)
	(Unaudited)
Reconciliation of EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$24,239	$20,911
Adjustments:
Interest income	(8)	(34)
Interest expense	2,654	3,300
Realized losses on interest rate swaps and caps, net	2,753	3,903
Unrealized losses (gains) on interest rate swaps, net	1,600	(1,329)
Income tax expense	614	2,156
Net income attributable to the noncontrolling interest	2,834	3,627
Depreciation expense	12,843	11,152
Amortization expense	1,577	1,610
Impact of reconciling items on net income attributable to the noncontrolling interest	(3,423)	(3,146)

EBITDA	$45,683	$42,150

Reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net:
Net income attributable to Textainer Group Holdings Limited common shareholders	$24,239	$20,911
Adjustments:
Unrealized losses (gains) on interest rate swaps, net	1,600	(1,329)
Impact of reconciling item on net income attributable to noncontrolling interest	(337)	220

Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net	$25,502	$19,802

Reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net:

Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.50	$0.44
Adjustments:
Unrealized losses (gains) on interest rate swaps, net	0.03	(0.03)
Impact of reconciling item on net income attributable to noncontrolling interest	(0.01)	—

Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net	$0.52	$0.41

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2010

Textainer Group Holdings Limited

/s/ JOHN A. MACCARONE
John A. Maccarone
President and Chief Executive Officer